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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                             ----------------------

                                   F O R M 6-K

             REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
                15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF DECEMBER, 2002

                              ROBOGROUP T.E.K. LTD.
                              (Name of Registrant)

      RECHOV HAMELACHA 13, AFEQ INDUSTRIAL ESTATE, ROSH HAAYIN 48091 ISRAEL
                     (Address of Principal Executive Office)

           INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

                           FORM 20-F   X    FORM 40-F __

       INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K
           IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1):___

           INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE
        FORM 6-K IN PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7):___

          INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE
 INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES
                             EXCHANGE ACT OF 1934.

                                     YES__  NO X

         IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO
             THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82-____________


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


                              ROBOGROUP T.E.K. LTD.

6-K Items

1. Report Filed with the Israeli Securities Authority with respect to Offering of Securities to Employees dated December 17, 2002.

2.   Immediate Report re Results of General Meeting dated December 18, 2002.

3. Press Release re RoboGroup Announces Results of Shareholders' meeting dated December 18, 2002.

                                                                          Item 1

                              ROBOGROUP T.E.K. LTD.

       REPORT FILED WITH THE ISRAELI SECURITIES AUTHORITY WITH RESPECT TO
                       OFFERING OF SECURITIES TO EMPLOYEES

                     ISSUANCE OF 480,000 REGISTERED OPTIONS

Every option is exercisable into one ordinary registered share par value NIS 0.5 in consideration for cash payment of the exercise price at the time of exercise. An option that is not exercised by December 31, 2012 will expire and will not grant its holder any right whatsoever against the Company.

Date of the Report: December 17, 2002


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                                       2


                                TABLE OF CONTENTS
                                -----------------


1. Permits and approvals

2. The offered securities

3. The offerees

4. The option price and the conditions of its payment

5. Particulars of the offering

6. Miscellaneous provisions to protect the holders of the options during the period of the plan

7. The rights accompanying the exercise shares and the existing shares of the Company

8. Tel Aviv Stock Exchange and Nasdaq prices of the Company's shares

9. Tax aspects

                            CHAPTER 1 - INTRODUCTION
                            ------------------------

1.1      General
         -------

         The Company is registered in Israel and its shares are registered for trading on the Tel Aviv Stock Exchange Ltd. (the "Stock Exchange") and on the Nasdaq SmallCap Market ("Nasdaq").

         The options that are offered to employees according to this report will not be registered for trading on the Stock Exchange or on Nasdaq. The shares that will arise from exercise of the options that are offered in this report (the "Exercise Shares") will be registered for trading on the Stock Exchange subject to the receipt of its approval, and on Nasdaq subject to the submission of a Registration Statement (Form S-8) to the Securities and Exchange Commission.

         Additional particulars regarding the Company may be found in the periodic report of the Company for the year 2001, in the financial statements of the Company of September 30, 2002 and in the immediate reports that were submitted by the Company after the date of the periodic report. Copies of the said periodic report, interim financial statements and immediate reports will be open for examination by each one of the offeree employees, in the offices of the Company.

1.2      Permits and Approvals
         ---------------------

         The allotment of the options according to this report (the "Report") to the offeree employees is subject to the approval of the General Meeting of the shareholders of the Company, to the submission of a Registration Statement (Form S-8) to the Securities and Exchange Commission, and to the approval of the Stock Exchange to the registration of the exercise shares for trading there.

         Immediately following the submission of this Report for the approval of the Securities Authority (the "Authority") the Company applied to the Stock Exchange with an application to receive approval for the registration of the exercise shares for trading. The Stock Exchange approval was received on December 15, 2002. Immediately following the approval of the offering according to the Report by the General Meeting of the shareholders of the Company, the Company will submit to the Securities and Exchange Commission a Registration Statement (Form S-8) for the purpose of registering the exercise shares for trading on Nasdaq.

         The Issuance of the options under this Report is subject to the approval of the Income Tax Authorities regarding the trustee to be nominated and the application of the provisions of Sec. 102 of the Income Tax Ordinance as detailed in chapter 9 below.

         The agenda of the General Meeting to be held on December 17, 2002, in Daniel Hotel, 60 Ramot Yam Street, Herzeliya Pituach, includes the the approval of this Employees Plan, together with the approval of an option plan for subsidiary employees who are not Israeli residents, and together with the approval of the directors option plan with accordance the Securities Regulations ( Private Offer of Securities in a Registered Compay), 2000 (the "Private Offer Regulations") and the


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                                       4

         Securities Regulations (Transactions between a Company and its Control Holder), 2001 (the "Control Holder Regulations").

                  CHAPTER 2 - DESCRIPTION OF THE OFFERED SHARES
                  ---------------------------------------------

On November 11, 2002 the Board of Directors of the Company decided to approve the Employee Option Plan (the "Employee Plan") under which there will be allotted in the framework of the plan 480,000 registered options exercisable into 480,000 ordinary registered shares, par value NIS 0.5 each, of the Company (the "Options"). Each Option grants a right to purchase one ordinary registered share, par value NIS 0.5 each, of the Company subject to adjustments as set forth in Chapter 6 below, in consideration for the payment in cash of the Exercise Price as this term is defined in paragraph 4 below.

Subject to the provisions specified in sec. 5.9 below regarding the re-allotment of Options, the Options will not be transferable or waivable by the employees to others, including another offeree-employee or another employee of the Company or its subsidiary, excluding transfer to heirs in case of death or a guardian in case of loss of legal capcity.

The exercise shares will be equal in their rights to the existing ordinary shares of the Company in the issued capital of the Company and will grant their owners full dividends in cash as well as any other distribution, including the distribution of bonus shares, for which the date for determining entitlement thereto is the date of their allotment or thereafter.

                            CHAPTER 3 - THE OFFEREES
                            ------------------------

The Options will be alloted to a trustee on behalf of approximately 100 Israeli employees of the Company and its Israeli fully-owned subsidiaries (the "Employees"). The options that are not be alloted to specific Employees at the date of allotment (the "remainder of options") shal be alloted to the trustee for future employees who are not an interested party and will not become interested party as a result of the said issuance (the "Future Employees") (in addition to the said 100 employees). The Board of Directors will be entitled to decide about the allotment of the remainder of the options or any part thereof also to present employees who are included in the Employees. The Employees include the employees of the Company, the subsidiary Intelitek Training Systems Ltd. (formerly Robotec Technologies Ltd.) and the subsidiary Computras Computerised Systems Ltd.

It is hereby clarified the the options under this Report will be alloted to the Employees (including the Future Employees) not later than the last date set by law to the submission of the annual periodic report of the Company, or the date of its actual submission, the earlier of the two.

The quantity of the Options offered to each of the Employees will be determined by the Board of Directors or by the sub-committee of the Board of Directors responsible for the administration of the Employee Plan according to the recommendations of the General Managers of the Company and the subsidiaries. The standards that will guide the Board of Directors and the said sub-committee will refer, among other issues, to the actual and potential contribution of each employee to the Company and/or to its subsidiaries, to his seniority and management or professional responsibility.

The Employees are not an interested party in the Company as the term is defined in paragraph 270(5) of the Companies Law, 1999 and in the Securities Law, 1968.

Under the presumption that the Options offered to the Employees are exercised in full, the Exercise Shares shall comprise 4.1% of the voting rights and of the issued and paid-up capital of the Company as of the date following the allotment of the Options and 3.8% of the voting rights and of the issued and paid-up capital of the Company after full dilution.

For the purposes of this Report, "full dilution" assumes: that the 75,400 Options allotted to the Trustee under the option plan of 1997 for employees of the Company and its subsidiaries, and not yet exercised as at the date of this report will be exercised(1); that all of the 12,500 Options allotted to an interested party in 2001 are exercised; that all 480,000 options under this Plan are exercised; that all 220,000 options alloted to our subsidiary non-Israeli employees are exercised; and that all 570,000 of the options alloted to the Company's directors under the directors option plan of 2002 are exercised(2).

-----------------------------------------------
(1)      These Options may be exercised up until 31 December 2006.
(2) The Option Plan for employees of the Company and its Israeli subsidiaries shall be subject to the approval of the general meeting of shareholders of the Company which is to convene on 17 December 2002 and to the approval of the Stock Exchange of the registration for trading of the shares that are to derive from exercise of the Options.

             CHAPTER 4 - OPTION PRICE AND CONDITIONS FOR ITS PAYMENT
             -------------------------------------------------------

The  Options  will  be  allotted  to  a  trustee  for  the   employees   without
consideration.

The exercise price of the Options of the Company that are offered is the amount in NIS equal to $0.91. The exercise Price was calculated as the avarage closing price of the Company's shares on Nasdaq for the last 30 days prior to the filing of the immediate disclosure regarding the issuance of options to directors of the Company (the "Exercise Price").

                     CHAPTER 5 - PARTICULARS OF THE OFFERING
                     ---------------------------------------

     5.1 Granting of the Options
         -----------------------

         5.1.1 The Company will allot to the trustee the Options following the receipt of the approvals and the fullfilment of conditions as specified below:

                    (1) The approval of the General Meeting of the shareholders of the Company for Employees option plan and the Directors option plan with accordance to the Private Offer Regulations and the Control Holder Regulations.

                    (2) The approval of the Stock Exchange for the registration of the exercise shares for trading.

                    (3) Statement to the assessment officer about the Option Plan and about the Company choice of one of two


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                                       6

                         tax options with accordance to Sec. 102 of the Income Tax Ordinance (the "Tax Ordinance"), at least 30 days prior to the allotment.

                    (4) Submission of a Report to the Securities Authority, to the Registrar of Companies and to the Stock Exchange with accordance to Sec 8 of the Regulations. Under the Regulations, the Authority is entitled to order the Company, within 14 business days from the date of the submission of the Report, to give explanations, details, information and documentations regarding the Report and to instruct the Company to amend the Report. In case that the Authority order to amend the Report, it is entitled to order to postpone the beginning of the period of the Options to a date not early of 3 business days and not later then 14 business days from the date of the amended Report.

In the event that said approvals are not obtained and/or the conditions set forth above are not fulfilled by the date of submission of the periodic report of the Company for the year 2002 or by the date set for the submission of that report according to the Securities Regulations (Periodic and Immediate Reports), 1970, whichever is the earlier, the offering of the Options according to this Report will be cancelled.

         5.1.2 Following the date of allotment of the Options to the trustee, the Company will send to each one of the employees a written Statement which indicates the number of Options that were allotted for him to the trustee, a copy of this Report and every amendment hereto according to the instructions of the Securities Authority pursuant to paragraph 9 of the Regulations. In such Statement, there will be specified the place and times during which employees will be able to examine the periodic report of the Company for the year 2001, the financial statements of September 30, 2002 and the immediate reports that were publicized after March 26, 2002 (the date of the last periodic report of the Company).

5.2      Description of the Options
         --------------------------

          The Options offered to the Emplyees are registered and will be exercisable, on any business day beginning from January 1, 2004 and until December 31, 2012, subject to the conditions for exercising the Options set forth in paragraph 5.4 below, into ordinary registered shares identical in their rights to the ordinary shares existing in the capital of the Company. Each Option grants the right to purchase one ordinary registered share par value NIS 0.5 each, of the Company, in consideration for the payment in cash of the Eexercise Price.

          The number of shares that an employee will be entitled to purchase in consideration for the Exercise Price will be adjusted in certain instances as set forth in Chapter 6 below, however the exercise price will not change.


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                                       7

          An Option that is not exercised by December 31, 2012 will expire, and it will not grant its holder any right against the Company.

          The economic value of each of the Options on offer under this Report is $0.83.

          The economic value is calculated using the "Black-Scholes" formula, taking into account the avarage closing price of the Company's shares on Nasdaq for the last 30 trading days prior to the filing of the immediate disclosure regarding the issuance ot options to the Company's directors, on December 12, 2002, i.e. $0.91.

          In calculating the economic value of the Options Warrants, the following presumptions were taken into account: Standard deviation - 110%; Exercise Price - $0.91; avarage share price on Nasdaq for the last 30 trading days - $0.91; option term - 108 months; rate of interest - 2%.

5.3 Allotment of the Options, delivery of the allotment letters, division of the allotment letters and their transfer
                  --------------------------------------------------------------

     5.3.1 Each one of the offeree employees will be required to sign an undertaking (the "Undertaking") that will include the following provisions: (1) consent of the employee to receive the Options that were allotted to him in care of the trustee according to the conditions set forth in this Report, including and without derogating from the aforesaid, the undertaking of the employee to bear all the tax liabilities and other obligatory payments that will be imposed upon him as a consequence of the allotment of the Options, their exercise or the sale of the exercise shares; (2) the undertaking of the employee to act according to the provisions of paragraph 102 of the Income Tax Ordinance and the Regulations that were enacted by virtue thereof; (3) the undertaking of the employee to comply with the procedure for exercising the Options that will be customary at the Company from time to time by virtue of the provisions of this Report.

     5.3.4 Subject to the fulfillment of the conditions for the exercise of the Options according to this Report and the signing by the employee of the undertaking as set forth above, the employee will be entitled to exercise the Options that were allotted for him to the trustee on the entitlement dates as set forth below. The Company will deliver to each employee an allotment letter for the Options that were allotted for him to the trustee (the "Allotment Letter"). The Allotment Letter may relate to one Option or to a number of Options.

               Subject to the provisions set forth in paragraph 5.9 below regarding the reallotment of Options, the Allotment Letters are not transferable, and cannot be endorsed or waived in favor of others, including in favor of other employees, excluding transfer to heirs in case of death or to a guardian in case of loss of legal capacity.

               Every Allotment Letter may be split into a number of allotment letters for which the total number of Options that will be included therein will be equal to the number of Options that were included in the original Allotment Letter, and this against the delivery of the original Allotment Letter to the Company


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                                       8

               at its registered office. All the expenses involved in the splitting will be borne by the party requesting the splitting.

               Under no circumstances will an Allotment Letter be given that relates to less than one Option.

5.4      The dates for eligibility for exercising the Options
         and the terms for execution
         ----------------------------------------------------


         5.4.1 The eligibility dates for the execution of the Options alloted to the trustee for the Employees will be in five equal portions with accordance to the following entitlement days, and this is without deviating from the blocking provisions that apply to the Options by virtue of the provisions of paragraph 102 of the Income Tax Ordinance.

                    20% of the quantity of the Options - will be exercisable from January 1, 2004 and up to the end of the exercise period.

                    20% of the quantity of the Options - will be exercisable from January 1, 2005 and up to the end of the exercise period.

                    20% of the quantity of the Options - will be exercisable from January 1, 2006 and up to the end of the exercise period.

                    20% of the quantity of the Options - will be exercisable from January 1, 2007 and up to the end of the exercise period.

                    20% of the quantity of the Options - will be exercisable from January 1, 2008 and up to the end of the exercise period.

                  Each Employee will be entitled to exercise the options alloted for him over the said five portions as detailed above.

         5.4.2 After the Options are eligible to be exercised as set forth above, each employee will be entitled to exercise the Options, subject to the conditions set forth below, by the date December 31, 2012 (the "End of the Exercise Period").

                  If the last exercise date of the Options falls on a day that is not a business day, the exercise date will be postponed to the business day following that date.

         5.4.3 Subject to the provisions set forth in paragraph 5.4.7 below the right of the employees to exercise the Options that were allotted for them and held by the trustee is conditioned on their being employees of the Company or of a subsidiary of the Company on the date of the exercise. Subject to the provisions of paragraphs 5.4.4 and 5.4.6 below, in the event that on the Exercise Date any of the employees are not an employee as stated, that employee will not be entitled to exercise the Options in his possession and the right granted to him in connection with those Options and in connection with Options whose exercise date occurs afterwards, will expire.

         5.4.4 In the case of the resignation of the employee or his dismissal for any reason whatsoever excluding death, dismissal or resignation under the circumstances specified in sub-paragraph 5.4.6 below or dismissal under the circumstances


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                                       9

                  specified in sub-paragraph 5.4.7 below, the Employee shall be entitled to exercise the Options alloted to him whose exercise date occured before the date of conclusion of employment relations between him and the Company, for two months from date of conclusion of the employment relations but not beyond the end of the exercise period. Upon the end of two months from the date of the conclusion of the employment relations, the employee will not be entitled to exercise the Options that were allotted to him and whose exercise date has not yet occured, and he also will not be entitled to exercise those Options that were allotted for him and whose exercise date occurred during the period of his employment but which were not yet exercised by that date.

          5.4.5 The transfer of the employment of the employee from a subsidiary of the Company to employment by the Company or by another subsidiary will not be considered as the termination of his employment for the purpose of paragraphs 5.4.3 and
                  5.4.4 and the rights of the employee to exercise the Options that were allotted to him will not be affected.

                  For the purpose of this paragraph 5.4.5 alone - "a subidiary" shall mean: a company in which the Company holds 25% or more of its issued share capital par value or of its voting rights, or is entitled to nominate 25% or more of its directors.

         5.4.6 Notwithstanding the aforesaid, if any of the employees cease to be an employee of the Company or a subsidiary of the Company due to death, or due to dismissal or resignation because of a health problem, that employee or his legal heirs will be entitled, for a period of six months from the conclusion of the employment relations between the employee and the Company or the subsidiary (but not beyond the end of the exercise period), to exercise the Options that the employee would have been able to exercise on the date on which he ceased to be an employee as stated.

         5.4.7 Without derogation from the abovesaid, if employment of an Employee is terminated under circumstances which denies the Employee dismissal compensations, or the circumstances of a breach of his discipline duty according to his employment agreement, the Employee's right to exercise the Options alloted to him will expire at the time of the announcement of the end of his employment.

5.5      Exercise Statement
         ------------------

           Every employee exercising his right to purchase the exercise shares under the Options that were allotted for him, will submit to the Company at its registered office, or at any other place which the Company will so notify, a written application on a form as will be determined by the Company and the trustee, together with the allotment letters for the Options that relate to the application, and the amount in cash that will be equal to the exercise price for every Option (the "Exercise Statement").

           The date of receipt of the exercise Statement by the Company, which fulfills all of the conditions mentioned above, will be considered as the exercise date (the "Exercise Date").

           The applicant will sign every document that will be required according to any law and according to the Articles of the Company for the purpose of allotting the Exercise Shares. Without derogating from the aforesaid, the Board of Directors of the Company is authorized to empower any person that it deems fit to sign in the name of the applicant and for him on any application, agreement and/or document that will be required for the purpose of completing the allotment of the Exercise Shares.

           No right will be given for the partial exercise of an Option, but it will be possible to split an allotment letter as stated above.

5.6      Allotment of Exercise Shares
         ----------------------------

           Within 3 business days after the receipt of the exercise Statement together with the exercise price the Company will allot to the employee or for him the Exercise Shares to which he is entitled.

           The Options that will be exercised will be void beginning on the date of the allotment of the exercise shares.

5.7      Rights of the Exercise Shares
         -----------------------------

         The Exercise Shares will have equal rights to the ordinary shares, par value NIS 0.5 each, that exist in the capital of the Company and will entitle their owners to full dividends in cash or in bonus shares or any other distribution, for which the record date for receiving them will be on the exercise date or thereafter.

         In the case that an Employee exercises the Options into shares and keeps holding the Exercise Shares through the trustee, the employee shall be entitled to all rights of the Exercise Shares including the right of voting arising from them.

5.8      Registration of the exercise shares for trading
         -----------------------------------------------

         The registration of the Exercise Shares for trading on the Stock Exchange will be done following their allotment by the Company.

5.9      Re-allotment of Options for which the employees' rights thereto expired
         -----------------------------------------------------------------------

         Subject to the provisions of this Report, in the event that the right of any of the employees to exercise the Options that were allotted to them as set forth in this Report above expires, the Company will be entitled to instruct the trustee to transfer those Options or part of them to an employee of the Company or of a subsidiary, with accordance to the board committee for the option plan authority, as specified in chapter 11 below, provided that such employee is not an interested party and will not become an interested party as a consequence of such transference. (hereinafter: "an Employee who is an Interested Party"). An allotment to an Employee who is an Interested Party will be subject to the Private Offer regulations and any other aplicable law.

       CHAPTER 6 - MISCELLANEOUS PROVISIONS TO PROTECT THE HOLDERS OF THE
                OPTIONS DURING THE PERIOD OF THE EMPLOYEES' PLAN
       ------------------------------------------------------------------

Upon the occurrence of one of the events set forth below, from the date of the Report until the end of the exercise period, the holders of the Options that were not yet exercised by the date of the occurrence of one of the events set forth below, are entitled to the following rights:

6.1      Distribution of bonus shares
         ----------------------------

         In the event of the distribution of bonus shares for which the date determining the entitlement for receipt thereof (hereinafter in this sub-paragraph: "the record date") will occur before the end of the exercise period, then immediately following the date of issuance of the bonus shares, the Company will transfer to a special fund that will be designated for the distribution of bonus shares in the future an amount equal to the total par value of the bonus shares that would be owed to all the employees holding the Options that were not yet exercised by that date, had they exercised their Options into shares by the record date, including - in the event of a second or additional distribution of bonus shares with regard to which the Company acted according to that stated in this paragraph - entitlement arising from any previous distribution of bonus shares as stated.

         The Company will allot to employees who are holders of the Options who will utilize their right to exercise into shares after the record date, in addition to the exercise shares to which they are entitled as a consequence of the utilization of the exercise right as stated, shares of the same type that were distributed as bonus shares to the holders of the ordinary shares of the type of the exercise shares, as fully paid bonus shares at a ratio of bonus shares per each exercise share that will be equal to the ratio of bonus shares per each share that was existing in the issued and paid-up capital of the Company on the date of distribution of the bonus shares, and this by appropriate capitalization from the special fund.

         In such event the number of exercise shares to which the holder of the Options is entitled will not be increased nor will the payment for one exercise share be reduced.

         Options that not exercised by the end of the exercise period will not entitle their holders to any amounts or shares whatsoever from the special fund and will not grant them any other right whatsoever.

6.2      Offering by way of rights
         -------------------------

         In the event of an issuance of rights to the shareholders of the Company for which the date determining the entitlement for receipt thereof will occur in the period from the date of the allotment of the Options for the employees and until the end of the exercise period, the number of shares arising from the exercise of the Options of the Company will be adjusted to the benefit component in the rights. The benefit component in the rights will be calculated in this regard according to the ratio between the share price on the Stock Exchange on the date determining the right to participate in the issuance of the rights to the base price for trading the shares on the Stock Exchange "ex-rights", on the first day on which the shares will be traded without rights. The calculation of the benefit component will be audited by the CPA of the Company.

6.3      Additional provisions to protect the holders of the Options
         -----------------------------------------------------------

         From the date of the Report and so long as the Options have not been exercised, but in any case no later than the end of the exercise period, the following provisions will apply:

          a. The Company will reserve a sufficient quantity of ordinary shares, par value NIS 0.5 each, in its registered capital to ensure the performance of the exercise right and the additional rights of the holders of the Options, and in case of need will cause an increase of its registered capital.

          b.   If the Company  consolidates the ordinary  shares,  par value NIS
               0.5 each, that are in its issued capital into shares having a larger par value, or divide them in a secondary distribution into shares having a smaller par value, then the number of exercise shares allotted as a consequence of the exercise of the Options after such activity will be decreased or increased, as the case may be.

          c. In the event of the passing of a resolution for the voluntary liquidation of the Company, the Company will give written Statement to all the holders of the Options regarding the passing of such resolution and regarding the exercise right mentioned below. In such case every holder of Options will be entitled within 30 days from the date of the Statement, to give written Statement to the Company of his desire to be considered as if he utilized his exercise right immediately before the passing of the resolution. In such case said holder of the Options will be entitled to payment equal to the amount that he would have been owed upon liquidation had he held the shares resulting from the exercise of the Options in his possession prior to the passing of the liquidation resolution with the deduction of the exercise price.

               If the amount that the holder of the Options is entitled to as a consequence of the exercise of the Options in his possession, prior to the passing of the liquidation resolution, and with the deduction of the exercise price from the money that he will receive from his part of the liquidation, is positive, he will be considered as if he utilized said exercise right.

           CHAPTER 7 - THE RIGHTS ACCOMPANYING THE EXERCISE SHARES AND
                       THE EXISTING SHARES OF THE COMPANY
           -----------------------------------------------------------

7.1      General
         -------

         The existing shares in the capital of the Company are ordinary registered shares, par value NIS 0.5 each, and they grant the holders thereof the right to receive Statements regarding General Meetings of the Company, to participate and vote thereat and also to participate in the distribution of the earnings of the Company and in the remainder of the assets of the Company at the time of liquidation as set forth below.

7.2      Participation in the distribution of dividends and bonus shares
         ---------------------------------------------------------------

         The Company's shares of all types grant their owners equal rights to participate in the distribution of dividends, whether in cash or in cash equivalent, in the distribution of assets or in any other distribution, according to the ratio of the amounts of the capital that were paid or were credited as paid to the par value of the shares held by them.

         The Board of Directors of the Company may decide regarding the distribution of a dividend to the shareholders of the Company and determine the date of the distribution.

7.3 The rights to participate in the distribution of the property of the Company at the time of its liquidation
         -------------------------------------------------------------------

         The Company's shares, of all types, will have equal rights in everything relating to the return of the capital and the participation in the distribution of the remaining assets of the Company in the event of liquidation, according to the ratio of the amounts of the capital that were paid or credited as paid to their par value.

7.4      Conditions of redemption for redeemable shares
         ----------------------------------------------

         In the share capital of the Company there are no redeemable shares.

         The Company is entitled to issue redeemable securities and to redeem them, on conditions and on dates that will be set by the Board of Directors with respect to any such issuance.

7.5      The right to appoint directors
         ------------------------------

         The directors of the Company are elected at the annual meeting of the Company and the length of their term of service is until the end of the annual General Meeting following the meeting at which they were elected. In the event that no directors are elected at a General Meeting, the term of office of the directors that were elected at the previous meeting will continue.

7.6 The rights to receive Statements of shareholders meetings, the right to participate and vote thereat and the legal quorum required thereat
         ---------------------------------------------------------------------

         7.6.1 Statement of a General Meeting will be given in the manner set in the Companies Law, 1999 (hereinafter: "the Companies Law"). The Company will not send a Statement regarding a General Meeting to the shareholders listed in the shareholders' register.

         7.6.2 It is allowed to vote upon any matter which is on the General Meeting's agenda by a proxy card.

         7.6.3 The legal quorum for the convening of a General Meeting is the presence of at least two shareholders present by themselves, by proxy or by means of voting instrument, that hold or represent at least one-third of the voting rights in the Company, within a half hour from the time set for opening the meeting.

                  If a legal quorum is not present at the General Meeting at the end of a half hour from the time set for beginning the meeting, the meeting will be adjourned for one week to the same day at the same time and at the same place, or any other day, time and place as will be determined by the Board of Directors in a Statement to the shareholders, and at the meeting that was so adjourned there will be discussed the matters for which the first meeting was called; if a legal quorum is not present at the meeting that was so adjourned, a legal quorum will constitute two members present by themselves or by proxy.

         7.6.4 Each one of the Company's shares that is fully paid entitles its owner to participate and vote at Company meetings, and each one of the shares of the Company entitles its owner who is present at the meeting and participating in a vote, by himself or by means of a proxy, to one vote - both at votes by the showing of hands and at votes with the counting of ballots.

                  A resolution of the Company at a General Meeting (unless determined otherwise by law or if stated expressly otherwise in the Articles of the Company) will be considered as if it were lawfully passed, if it receives an ordinary majority of the votes of those participating in the vote.

                  In the case where two or more are the joint owners of a share, then in a vote on any question only the vote of the head of the partners will be accepted, whether by himself, by proxy, or by means of a voting instrument, without taking into consideration the remaining registered partners of the share, and for this purpose the head of the partners will be considered as the person whose name is listed first in the shareholders' register.

                  The appointment of a proxy will be in writing signed by the appointer or his representative so authorized in writing. A corporation will vote by means of its representatives who will be appointed by a document that is lawfully signed by the corporation.

                  A vote according to the conditions of the power of attorney will be lawful even if beforehand the appointer died or became legally incompetent, was liquidated, became bankrupt, cancelled the appointment instrument or transferred the share with respect to which it was given, unless written Statement was received in the office before the meeting that the shareholder died, became legally incompetent, was liquidated, became bankrupt, cancelled the appointment instrument or transferred the share.

                  The appointment instrument of a proxy or power of attorney or other document (if there will be such) or a copy certified by a notary will be deposited in the registered office of the Company or in another place or in other places in Israel or outside of Israel, as the Board of Directors will determine from time to time in a general manner, or with respect to a particular instance - at least forty-eight hours before the time set for the meeting or for the adjourned meeting at which the person mentioned in the document intends to vote by virtue thereof. An instrument appointing a proxy will not be effective after the passing of 12 months from the date that it was signed.

                  A shareholder of the Company will be entitled to vote at meetings of the Company by means of a number of proxies, who will be appointed by him provided that every proxy will be appointed for different shares held by that shareholder. There will be no impediment to each such proxy voting at meetings of the Company in a different manner.

                  No person will be entitled to vote at any General Meeting or to be considered among those present so long as he will owe the Company for a payment that was demanded on account of the shares held by him.

7.7      Restriction on the transfer of shares
         -------------------------------------

         Every transfer of shares will be done in writing in any ordinary or usual manner or in any other manner that will be accepted by the Board of Directors and it may be by signature only.

         The transfer deed will be signed by the transferor or on his behalf and also (other than the case of the transfer of fully paid shares) by the transferee or on his behalf. In the event of a transfer of fully paid shares there is no need for the signature of a witness to the authenticity of the signatures that are on the face of the transfer deed and the Board of Directors is entitled in such case to waive, in a general manner or with respect to a type or types of transfers, the need for the signing of the transfer deed by the transferee.

         The transferor will continue to be considered as the owner of the transferred shares until the name of the transferee will be registered in the shareholders' register in connection with these shares.

         The Board of Directors is entitled to condition the transfer of shares that are not fully paid upon the payment of the full consideration for the shares prior to the registration of the transfer.

         Fully paid shares are transferable without the need for the approval of the Board of Directors.

         The Company will change the registration of the ownership of the shares in the shareholders' register, in each one of the following cases:

          (1) A transfer deed is delivered to the Company together with the certificates for the shares that are being transferred and all other proof that the Company will require regarding the identity of the transferor, the proprietary right of the transferor or his right to transfer the shares. All transfer deeds that will be registered will remain in the possession of the Company, but every transfer deed that the Board of Directors will refuse to register will be returned to the deliverer upon his demand.

          (2) It is proven to the Company that the legal conditions for the endorsement of the right were fulfilled.

          (3)  A court order was delivered to the Company to amend the register.

         It is permissible to close the transfer books and the shareholders' register, the ledger of the debenture holders and holders of debenture stock (if there will be such) for that period of time that the Board of Directors will deem fit, subject to any law.

7.8 The conditions for changing the rights that accompany the exercise shares and the other shares of the Company
         -----------------------------------------------------------------------

         The rights accompanying shares of a certain type in the share capital of the Company may be changed (unless determined otherwise in the conditions for the issuance of shares of that type) according to the provisions regarding changing the Articles of the Company and subject to the provisions of law.

      CHAPTER 8 - STOCK EXCHANGE AND NASDAQ PRICES OF THE COMPANY'S SHARES
      --------------------------------------------------------------------

The following are details of the Stock Exchange prices of the Company's shares:

The Period                The highest       Date                    The lowest price   Date
                          price

Year 2000                 NIS 73.10         March 7, 2000           NIS 5.85           January 5, 2000

Year 2001                 NIS 10.84         January 18, 2001        NIS 3.83           September 23, 2001

From January 1, 2002      NIS 6.99          June 20, 2002           NIS 3.49           July 11, 2002
until November 21, 2002


The following are particulars of the prices of the Company's shares at Nasdaq:


The Period                The highest       Date                    The lowest price   Date
                          price
Year 2000                 $22.75            March 6, 2000           $1.31              June 5, 2000

Year 2001                 $2.94             January 18, 2001        $0.90              November 5, 2001

From January 1, 2002      $1.53             January 18, 2002        $0.51              July 8, 2002
until November 21, 2002


                             CHAPTER 9 - TAX ASPECTS
                             -----------------------

9.1      General
         -------

         9.1.1 All tax liabilities including Income Tax, National Insurance, Health Tax, and every other obligatory payment that applies to the employee due to receipt of the Options, their exercise and/or the sale of the exercise shares will apply in full to the employees. The Company will not bear any tax burden, if it will be so imposed upon the employees due to the offering to the employees, not by way of grossing up and not in any other way.

         9.1.2 The Company will apply to the tax authorities with a request to apply the provisions of paragraph 102 of the Income Tax Ordinance to the plan, and for this purpose the Options will be deposited with the trustee and the blocking provisions will apply to them. The Company will also inform the tax authorities with its decision about choosing one of the two optional taxation tracks as detailed in Sec. 102 of the Income Tax Ordinance.

9.2      Tax exemption or relief
         -----------------------

         If the approval of the tax authorities is received for the application of the provisions of paragraph 102 of the Income Tax Ordinance to the plan, the following provisions will apply:

         9.2.1 According to the provisions of paragraph 102 of the Income Tax Ordinance as amended in amendment 132 of the Ordinance, the income of the employee on account of the allotment of the Options will be exempt from tax at the time of the allotment if the following principal conditions are fulfilled: (A) the Options were deposited with a trustee who was approved by the Income Tax Commissioner for a period of at least two years from the date of their issuance ("the blocking period"); (B) the company informed the Commissioner of her choice of one out of two optional taxation tracks - the Income tax track or the Capital Gain Tax track; (C) the plan and the trustee (who could be one of the company's employees) were authorized by the Commissioner. If the Commissioner does not reply within 90 days from the date he received the Statement, the plan and the trustee will be considered as authorized.

         9.2.2 The amended sec. 102 will apply on an option plan that the company chooses after January 1, 2003 (the "Date of appliance"). On the date of this Report the Company did not yet choose one of the two optional tax tracks for the issuance of securities for its employees and it will do so after the Date of Appliance.

         The aforesaid does not purport to be an authorized interpretation of the legal provisions mentioned above nor a thorough description of all the legal provisions that relate to taxes that are applicable in connection with the Options and/or the exercise shares, and it does not replace legal and professional advice in the matter. As is customary regarding investment decisions, each employee who receives Options and decides to exercise them must consider the various tax aspects and the taxation implications that relate to his investment. The employee must consult with professional advisors, including legal and tax advisors, taking into consideration his particular situation.

9.3      Blocking
         --------

         The  trustee  will  hold  the  Options  issued  to  Israeli   employees
         throughout the blocking period.

   CHAPTER 10 - LIMITATIONS REGARDING TRANSACTIONS WITH THE OFFERED SECURITIES
   ---------------------------------------------------------------------------

The options alloted to employees and the Exercised Shares do not carry any limitations under the Securities Act, 1968 or under the Stock Exchange codex.

The Company will file a Registration Statement (Form S-8) with the Securities and Exchange Commission. Such Registration Statement will allow selling of the Exercise Shares alloted to employees who are not officers in the Company. In order to allow a sale of the Exersice Shares alloted to officers of the Company, the Company will file a Registration Statement (Form S-3) to the Securities and Exchange Commission, under the Securities Act of 1933.

               CHAPTER 11 - THE MANAGEMENT OF THE EMPLOYEE'S PLAN
               --------------------------------------------------

The Employee's Plan will be managed by the Baord of Directors or by a committee which will be set for such purpose by the board of directors. Subject to the terms and conditions of this Report and any law, the board of directors will be entitled, in its discretion and with compliance to the committee recommendations to act on the following matters:

     (1) To decide, subject to the standards guiding the company on the decision regarding the employee's names and quantities of options alloted to them, regarding the future employees who will be entitled to options and regarding the amounts of options they will be entitled for. The board of directors will also be entitled to decide on the distribution of the remainder of the options to present employees of the company and its subsidiaries and on a re-allotment of options which were expired.

     (2) To set the identity of the trustee under its name the options shall be alloted.

     (3) To make adjustments regarding the number of the Exercise Shares or regarding the distribution of additional sahres or regarding a cash distribution, subject to the provisions of protecting the holders of the options as specified in chapter 6 above.

     (4) To interpretate the provisions of this Report and the employee plan and to set provisions and/or instructions for its performance.

The board of directors will not be entitled to change or to worsen the employees rights under the options already alloted for them with accordance to the employee plan, without their consent in writing and in advance, and subject to any law.

                                            Sincerely,


                                            RoboGroup T E K Ltd.


Date of signature: December 17, 2002

Name of signatory and his position in the Company:
Ophra Levy-Mildworth, Adv. Corporate Attorney.

                                                                          Item 2

[GRAPHIC OMITTED][GRAPHIC OMITTED]

Tel Aviv Stock Exchange    Registrar of Companies   Israel Securities Authority
Ltd                        PO Box 767               22 Kanfei Nesharim St
54 Achad Ha'am St          91007 Jerusalem          95464 Jerusalem
65202 Tel Aviv



              re: ROBOGROUP T.E.K. LTD - RESULTS OF GENERAL MEETING
              -----------------------------------------------------

RoboGroup T.E.K. Ltd. (the "Company") announces the results of the general meeting of shareholders held on December 17, 2002.

All of the recommendations of the board of directors were accepted by the shareholders voting at the general meeting.

1.   ELECTION OF THE BOARD OF DIRECTORS OF THE COMPANY.

     To elect Messrs. Rafael Aravot, Gideon Missulawin, Ahinoam Kra-Oz, Haim Schleifer, Menachem Zenziper, Arie Kraus and Alex Tal as directors of the Company.

     Total  participating  votes were  9,180,288  -  9,059,460  for and  120,828 against.

2.   APPROVAL OF THE PAYMENT OF BONUSES TO TWO OF THE COMPANY'S DIRECTORS.

     To approve the payment of bonus of $50,000 to Mr. Noam Kra-Oz, a director and an officer of the Company, and a bonus of $30,000 to Mr. Haim Schliefer, a director and an officer of the Company.

     Total participating votes were 9,254,302 - 9,003,812 for, 245,370 against and 5,120 abstaining.

3. APPROVAL OF AN OPTION PLAN FOR DIRECTORS OF THE COMPANY AND OPTION PLANS FOR EMPLOYEES OF THE COMPANY AND ITS SUBSIDIARIES.

     To approve the option plans for directors and employees as specified and detailed in an immediate disclosure filled by the Company on December 12, 2002 and in a report regarding the employee's plan to be filed in the next few days.

     Total  participating  votes were 6,315,477 - 5,970,552 (94.5% )for, 335,525 against and 9,400 (5.3%) abstaining.

     Total   participating   votes  (not  including  the  abstaining  votes)  of
     shareholders who have no personal interest in the proposal were 1,038,838, out of which 703, 313 (67.7%) were for and 335,525 (32.3%) against.

4.   APPROVAL OF THE EXECUTION OF INDEMNIFICATION AND RELEASE AGREEMENTS.

     To approve the execution of the indemnification and release agreements to directors and officers of the Company as detailed in the immediate disclosure filled by the Company on December 12, 2002.

     Total  participating votes were 6,315,477 - 5,969,217 (94.5% ) for, 335,650
     (5.3%) against and 10,610 abstaining.

     Total   participating   votes  (not  including  the  abstaining  votes)  of
     shareholders who have no personal interest in the proposal were 1,003,628, out of which 667,978 (66.5%) were for and 335,650 (33.5%) against.

5.   APPOINTMENT  OF  CHAIKIN,   COHEN,   RUBIN  &  GILBOA,   CERTIFIED   PUBLIC
     ACCOUNTANTS, AS THE COMPANY'S AUDITORS, AND TO AUTHORIZE THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION.

     To appoint Chaikin, Cohen, Rubin & Gilboa, Certified Public Accountants, as the Company's auditors, and to authorize the Board of Directors to fix their remuneration.

     Total participating votes were 9,180,288 - 9,048,098 for, 122,060 against and 10,130 abstaining.

6. CONSIDER THE DIRECTORS' REPORT AND CONSOLIDATED FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2001.

     To Consider the Directors' report and consolidated financial statement for the year ended December 31, 2001.

     Total participating votes were 9,180,288 - 8,963,078 for, 211,300 against and 5,910 abstaining.

Very truly yours

RoboGroup T.E.K Ltd

December 18, 2002

                                                                          Item 3

PRESS RELEASE                                      Source: RoboGroup T.E.K. Ltd.


              ROBOGROUP ANNOUNCES RESULTS OF SHAREHOLDERS' MEETING

Wednesday December 18, 5:15 pm ET

ROSH HA'AYIN, Israel, Dec. 18 /PRNewswire-FirstCall/ -- RoboGroup T.E.K. Ltd. (Nasdaq: ROBO - News), announces the results of the Company's annual general meeting of shareholders held on December 17, 2002.

At the meeting, shareholders approved all of the proposals submitted by the Company's board of directors, including the election of the slate of directors proposed by the board.

Further details on the shareholder vote may be found on the Company's website, http://www.robo-group.com.

RoboGroup engages in three business sectors. The first focuses on new high tech ventures such as MemCall, a fabless VLSI semiconductor developer with unique Call Out Memory(TM) technology for Internet and communications applications in need of intensive Search and Filter capabilities. The second is comprised of Yaskawa Eshed Technology (YET), a joint venture with Japan's Yaskawa Electric Corp., which provides industrial motion controls, particularly those based on its patented algorithms. The third sector is devoted to RoboGroup's training products and e-learning system. RoboGroup is a world leader in engineering and manufacturing technology training systems. The Company is market driven, deriving its growth from technological leadership, strong partnerships and management expertise.

For more information, visit http://www.robo-group.com.

To the extent that this press release discusses expectations about market conditions or about market acceptance and future sales of the Company's products, or otherwise makes statements about the future, such statements are forward-looking and are subject to a number of risks and uncertainties that could cause results to differ materially from the statements made. These factors include the rapidly changing technology and evolving standards in the industries in which the Company and its subsidiaries operate, risks associated with the acceptance of new products by individual customers and by the market place and other factors discussed in the business description, management discussion and analysis, and risk factor sections of the Company's Annual Report on Form 20-F.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             ROBOGROUP T.E.K. LTD.

                                                     (Registrant)

                                            By: /s/ Rafael Aravot
                                                -----------------
                                                     Rafael Aravot
                                                     Chief Executive Officer

Date:  December 19, 2002